Exhibit 99.2

Definitive Notice of the End Result

of the public tender offer by

Impulsora de Marcas e Intangibles, S.A. de C.V., Monterrey, Mexico

(a wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.)

for all publicly held registered shares with a nominal value of CHF 1.00 each of

Valora Holding Ltd., Muttenz, Switzerland

On July 26, 2022, Impulsora de Marcas e Intangibles, S.A. de C.V. (the “Offeror”) published the offer prospectus (the “Offer Prospectus”) for its public tender offer according to article 125 et seq. FMIA (the “Offer”) for all publicly held registered shares of Valora Holding Ltd. (“Valora”) with a nominal value of CHF 1.00 each (each a “Valora Share”). The offer price for each Valora Share is CHF 260 net in cash, less the gross amount of any dilutive effects in respect of the Valora Shares prior to the Settlement (as further described in the Offer Prospectus).

Terms not defined herein have the meaning assigned to such terms in the Offer Prospectus.

End Result

As of the end of the Additional Acceptance Period on September 29, 2022, 4:00 p.m. Swiss time, the participation of the Offeror and the persons acting in concert with the Offeror is 4,252,410 Valora Shares in aggregate, corresponding to 96.87% of the issued share capital and voting rights of Valora (participation rate). 4,234,923 Valora Shares were tendered into the Offer until the end of the Additional Acceptance Period, corresponding to 96.62% of all Valora Shares to which the Offer extends as of the end of the Additional Acceptance Period (success rate).

The following overview summarizes the end result:

	Number of Valora Shares	Share capital / Voting rights (participation rate)	Success rate
Valora Shares tendered into the Offer	4,234,923	96.47%	96.62%
Valora Shares held by the Offeror and the persons acting in concert with the Offeror at the end of the Additional Acceptance Period*	17,487	0.4%
End result	4,252,410	96.87%

*	Consisting of 7,089 treasury shares held by Valora and its Subsidiaries and 10,398 Valora Shares purchased by the Offeror outside the Offer during the Additional Acceptance Period. The persons acting in concert with the Offeror (other than Valora and its Subsidiaries) held no Valora Shares as at the end of the Additional Acceptance Period.

Satisfaction of Offer Conditions and Settlement

As at the end of the Additional Acceptance Period, the Offer Condition pursuant to Section B.7(a) (Minimum Acceptance Rate) and Section B.7(d) (No Material Adverse Effect) of the Offer Prospectus were satisfied. The Offer Condition pursuant to Section B.7(b) (Merger Clearances and Other Approvals) has also been satisfied since the end of the Additional Acceptance Period.

Offer Conditions (c), (e), (f), (g), and (h) pursuant to Section B.7 (Offer Conditions, Waiver of Offer Conditions and Period for Which the Offer Conditions are in Force and Effect) of the Offer Prospectus remain in effect, as set forth in sub-section “Period for Which the Offer Conditions are in Force and in Effect” of Section B.7.

Subject to the satisfaction or waiver of the remaining Offer Conditions, the Settlement is expected to occur on October 7, 2022. The Offeror reserves the possibility to postpone the Settlement or to declare the Offer unsuccessful, all in accordance with sub-section “Period for Which the Offer Conditions are in Force and in Effect” of Section B.7 of the Offer Prospectus, if not all remaining Offer Conditions have been satisfied or waived by October 7, 2022.

Extraordinary Shareholders’ Meeting of Valora

The extraordinary shareholders’ meeting called by Valora in connection with the Offering to satisfy the Offer Condition pursuant to Section B.7(f) (Resignation and Appointment of Members of the Board of Directors of the Company) is expected to be held on October 14, 2022.

Squeeze-out and Delisting

As described in the Offer Prospectus, the Offeror intends to have Valora submit an application to SIX Exchange Regulation for the delisting of the Valora Shares and for an exemption from certain disclosure and publicity obligations until the date of delisting of the Valora Shares, and to request the cancellation of the remaining publicly held Valora Shares in accordance with article 137 FMIA or to merge Valora with the Offeror or another Swiss company directly or indirectly controlled by FEMSA, whereby the remaining public holders of Valora Shares would be compensated (in cash or otherwise) and not receive any shares in the surviving company if the statutory requirements are met (see Section E.3 (Intentions of the Offeror with Respect to Valora) and Section L.6 (Squeeze-out and Delisting) of the Offer Prospectus).

Offer Restrictions

The Offer is subject to the offer restrictions as set forth in the Offer Prospectus. The Offer Prospectus may be obtained free of charge in German, French and English from Credit Suisse AG, Zurich (e-mail: equity.prospectus@credit-suisse.com). The Offer Prospectus and other information concerning the Offer are also available at https://femsa.gcs-web.com/valora-transaction.

Valora Holding Ltd.	Securities No.	ISIN	Ticker symbol
Registered shares not tendered (first trading line)	208 897	CH000 208 897 6	VALN
Registered shares tendered (second trading line)	120 261 659	CH120 261 659 0	VALNE

October 5, 2022

Financial Advisor and Offer Manager

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